Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Gartner, Inc.:

We consent to the use of our reports dated February 24, 2016, with respect to the consolidated balance sheets of Gartner, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, stockholders’ (deficit) equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the proxy statement/prospectus.

/s/ KPMG LLP

New York, New York

February 3, 2017